

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2015

Alan P. Magerman
Chairman of the Board and Chief Executive Officer
Xenonics Holdings, Inc.
3186 Lionshead Avenue
Carlsbad, California 92010-4701

      Re: Xenonics Holdings, Inc.
             Form 10-K for the Fiscal Year Ended September 30, 2014
             Filed January 13, 2015
             File No. 001-32469

Dear Mr. Magerman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Larry Spirgel

                                       Larry Spirgel
                                       Assistant Director